November 9, 2005

Via Facsimile (44 207 860 1150) and U.S. Mail

William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom

RE: 	Royal Dutch Petroleum Company
	Schedule 13E-3 filed by Royal Dutch Shell plc and Shell
Petroleum N.V.
	Filed November 3, 2005
      File No.  5-80496

Dear Mr. Rogers:

      We have reviewed the above filing and have the following comments. Our review is limited to the terms of the going private transaction and the application of Rule 13e.3 Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. It appears that the registrant, Royal Dutch Petroleum Company, is engaged in the transaction and, accordingly, should be a filing person on the Schedule 13e-3 and otherwise comply with the requirements of Rule 13e-3 and Schedule 13E-3. Please revise to clarify that Royal Dutch is a filing person. In this regard, while the company has not signed the schedule, it appears to have made the required fairness determination.
2. We note that the filing persons have checked the box on the cover of the Schedule 13E-3 to indicate the existence of a solicitation subject to Regulation 14A or 14C of the Exchange Act. Please revise.

Special Factors

Position on the Fairness of the Proposed Transaction, page 11
3. As part of its fairness determination, each filing person must provide its own Item 1014 analysis which addresses the factors set forth in Instruction 2 to Item 1014 or adopt the analysis of another party as its own. See Release No. 34-17719 (April 13, 1981) at Question 20. To the extent that the board did not consider any one of the factors listed in the instruction to Item 1014 in conjunction with its fairness determination, discuss the reasons why it did not give any or much weight to these factors. To the extent that the board is relying on the analysis of ABN AMRO to satisfy its Item 1014 obligations, the board should adopt the analysis. It is unclear from the discussion whether the board addressed all the factors.

4. We note the reference to the absence of certain procedural safeguards on page 10 of the disclosure document. Please expand the fairness determination to address how the board, and other filing persons as applicable, determined the fairness of the transaction in the absence of the procedural safeguards identified in Item 1014 of
Regulation M-A.

Opinions of ABN AMRO, page 16
5. While we note the statement on page 18 that the company provided no financial forecasts to ABN AMRO for purposes of its analyses, please supplementally advise us as to the nature of the documents and information provided by management as noted in the fourth and fifth bullets on page 17 and of the discussions with Royal Dutch Shell, Royal Dutch and Shell Transport as noted in the third paragraph on page 20.

6. We note from the disclosure on page 18 that a "key principle underlying ABN AMRO`s approach and analyses was that the Exchange Ratio ... should be considered in the context of the Unification Transaction." Please expand to describe the basis for this principle and address ABN AMRO`s role in the Unification Transaction. For example, did ABN AMRO provide an opinion with regard to the exchange ratio in the Unification Transaction? Further, expand the disclosure on page 29 to quantify the amount that ABN AMRO has received from the parties in connection with the Unification Transaction.
7. To the extent possible, expand the discussion of the analyses to provide the underlying support and calculations in more detail.

Reports of independent accountants, page 29
8. Expand to quantify the amounts paid to the accountants in connection with their services.
Annexes A and B
9. Please revise the disclosure to clarify whether ABN AMRO has consented to the discussion of its analysis in the disclosure document. In this regard, we note from the letter that any discussion in the disclosure document must be in a form reasonably acceptable to ABN AMRO and its counsel.


************************************

      Please amend your Schedule 13E-3 in response to these
comments
promptly.  You may wish to provide us with marked copies of the
amendment to expedite our review.   Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company, its management and the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please contact the undersigned at (202) 551-3265 with any questions.


							Sincerely,



							Pamela W. Carmody
							Special Counsel
							Office of Mergers and
Acquisitions
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William P. Rogers, Esq.
Cravath, Swaine & Moore LLP
November 9, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE